Exhibit 99.4

Convenience Translation

Explanatory Report of the Management Board
to the 2026 Annual General Meeting of Fresenius Medical Care AG
on the information pursuant to Sections 289a, 315a of the German Commercial Code

The information contained in the management reports to the annual financial statements and the consolidated financial statements of Fresenius Medical Care AG (the Company) for fiscal year 2025 according to Sections 289a, 315a of the German Commercial Code (HGB) are explained as follows:

The share capital of the Company as of December 31, 2025, totals €293,413,449, divided into 293,413,449 non-par bearer shares, and a nominal value of €1 each. As of December 31, 2025, the Company held 14,124,564 treasury shares from which the Company has no rights. As a result of the continued implementation of its share buyback program, the Company holds a total of 20,207,731 treasury shares as of March 6, 2026, from which it has no rights; this corresponds to approximately 6.89% of its total, unchanged share capital.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company’s Articles of Association. Each share shall be entitled to one vote at the Company’s general meeting and is decisive for the shareholders’ share in the Company’s profit. This does not apply to treasury shares held by the Company, which do not entitle the Company to any rights. In the cases of Section 136 AktG, voting rights from the shares concerned are excluded by law. To the extent notification obligations regarding shareholdings or voting rights are not fulfilled, rights from the shares affected by this may temporarily not exist in accordance with Section 20 AktG or Section 44 of the German Securities Trading Act. There are no restrictions in the Articles of Association with regard to voting rights from the Company’s shares or with regard to the transfer of the Company’s shares.

As of December 31, 2025, Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany held 81,625,390 shares of the Company, which corresponds to a 27.82% holding and hence exceeds 10% of the Company’s total share capital. As of March 6, 2026, Fresenius SE & Co. KGaA holds 76,814,594 shares of the Company, which corresponds to a 26.18% holding of the Company’s total share capital. Otherwise, the Company is not aware of any direct or indirect shareholdings in the capital that exceed 10% of the voting rights.

According to the Articles of Association of the Company, Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany, is entitled to appoint one of the members attributable to the shareholders to the Supervisory Board if it holds shares in the Company representing at least 15% of the Company’s share capital; if Fresenius SE Co. KGaA holds shares in the Company representing at least 30% of the Company’s share capital, it is entitled to appoint two of the members attributable to the shareholders to the Supervisory Board. Otherwise, no holders of shares have special rights that confer powers of control. Based on the aforementioned right of appointment, Fresenius SE & Co. KGaA on July 14, 2023, appointed two members to the Supervisory Board of the Company. The appointment was made for the time until the conclusion of the general meeting of shareholders of the Company that resolves upon the discharge of the members of the Supervisory Board of the Company for fiscal year 2026. The appointment in principle remains unaffected by the reduction of Fresenius SE & Co. KGaA’s shareholding in the Company below 30% of the Company’s share capital.

Convenience Translation

To the extent employees hold an interest in the Company’s capital, they can exercise their control rights from the shares directly. The Company is not aware of any agreements to the contrary.

The appointment and removal of members of the Management Board by the Supervisory Board are governed by Section 84 and Section 85 AktG and Section 31 of the German Co-Determination Act. In accordance with Section 6(1) of the Articles of Association, the Management Board consists of at least two members. Pursuant to Section 33(1) of the German Co-Determination Act, the Management Board must include a Labor Relations Director. Otherwise, the Supervisory Board determines the number of Management Board members.

Amendments to the Articles of Association of the Company can be made by the resolution of the general meeting of shareholders in accordance with Sections 119(1) No. 6, 179 in conjunction with 133 AktG. The resolution of the general meeting of shareholders requires a majority of at least three quarters of the share capital represented when the resolution is passed. The Articles of Association entitle the Company’s Supervisory Board to make amendments to the Articles of Association which concern only its wording without a resolution of the general meeting.

The Management Board is authorized until May 21, 2030, to increase the share capital of the Company with the approval of the Supervisory Board by up to €60 M for cash and/or contributions in kind by issuing new bearer shares with non-par value on one or more occasions (Authorized Capital 2025). The Management Board in accordance with the resolution passed at the general meeting on May 22, 2025, is authorized to exclude with the approval of the Supervisory Board the shareholders’ pre-emption rights. The details of the authorization are regulated in Article 4(3) of the Company’s Articles of Association. No use was made of these authorizations in fiscal year 2025 nor since then.

The Company’s share capital is subject to a conditional increase of up to €29,341,344. The conditional capital increase will only be implemented to the extent that the holders of convertible bonds issued for cash or of warrants from option bonds issued for cash by the Company or a Group company until May 21, 2030, on the basis of the authorization granted to the Management Board by the Annual General Meeting of May 22, 2025, exercise their option or conversion rights or fulfill a possible conversion obligation and as long as no other forms of settlement are used. The details of the conditional capital are regulated in Article 4(4) of the Company’s Articles of Association. No use was made of the authorization to issue convertible bonds or option bonds in fiscal year 2025 nor since then.

Convenience Translation

In accordance with the resolution taken at the general meeting on May 20, 2021, which was amended in view of the Company’s change of legal form by resolution of the Extraordinary General Meeting on July 14, 2023, the Management Board is authorized to acquire treasury shares until May 19, 2026, and up to a maximum of 10% of the share capital in place on the date of the resolution. At no time shall the acquired shares together with the treasury shares held by the Company or attributable to it pursuant to Sections 71a et seqq. AktG exceed 10% of the Company’s share capital. The acquisition can be made via the stock exchange or by means of a public invitation to submit offers for sale. The authorization may not be used for the purposes of trading in its own shares. The Management Board is authorized to use the shares of the Company acquired on the basis of this or an earlier authorization for all legally admissible purposes, in particular also (i) to redeem them without any requirement for a further resolution to be taken at the general meeting, (ii) to sell them to third parties in return for contributions in kind, (iii) rather than using conditional capital, to award them to employees of the Company and its affiliates (including to members of the executive managements of affiliates) and to use them to service rights or commitments to acquire shares of the Company, and (iv) to service bonds with option or conversion rights issued by the Company or by affiliated companies as defined by Section 17 AktG. The Management Board on the basis of this authorization on June 17, 2025, announced a share buyback program in tranches with a total volume of €1 BN. The first tranche with a volume of up to €600 M was initiated on August 11, 2025, and completed on December 29, 2025, with a volume of around €586 M (including true-ups). The second tranche with a volume of up to around €414 M was initiated on January 12, 2026, and is planned to be completed at the latest by May 8, 2026.

Under certain circumstances, a change of control resulting from a takeover offer could impact several of the Company’s long-term financing arrangements which include market standard change of control clauses. These clauses give creditors the right to call for early repayment of outstanding amounts in the event of a change of control. However, with regard to most of these financing agreements – in particular in case of bonds placed on the capital markets – this right to terminate only exists if the change of control occurs together with the Company’s rating being downgraded below Investment Grade or withdrawn and not reinstated to Investment Grade within 120 days.

The Company uses “Fresenius” in its name and trademarks under a license from Fresenius SE & Co. KGaA. Fresenius SE & Co. KGaA has the right to terminate the license if a direct competitor of Fresenius SE & Co. KGaA acquires control of the Company or any other third party acquires control of the Company and Fresenius SE & Co. KGaA, acting reasonably, expects such acquisition to result in a not insignificant risk of negative impact on the Fresenius brand. In both cases, “control” is defined as acquisition of 30% or more of the shares in the Company. In case of such termination, the Company may continue using the “Fresenius” name for 18 months to facilitate rebranding efforts.

The Company has not entered into any compensation agreements with the members of the Management Board or with employees in the event of a takeover bid.

Convenience Translation

Hof (Saale), March 2026

Fresenius Medical Care AG

sgd. Helen Giza	sgd. Craig Cordola, EdD

sgd. Martin Fischer	sgd. Dr. Jörg Häring

sgd. Charles Hugh-Jones, MD, FRCP	sgd. Joseph E. Turk

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